UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40816

Argo Blockchain plc

(Translation of registrant's name into English)

Eastcastle House

27/28 Eastcastle Street

London W1W 8DH

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
1	CEO Departure dated September 3, 2026

Press Release

September 3, 2026

Argo Blockchain plc

"Argo" or "the Company"

CEO Departure

Argo Blockchain plc (NASDAQ: ARBK) announces that Justin Nolan ceased to serve as Chief Executive Officer and Executive Director of the Company, effective August 30, 2026.

In connection with his departure, Mr. Nolan and Argo Operating US LLC, his employing entity, entered into a separation agreement providing for a gross cash separation payment of $250,000, less applicable withholdings and deductions. The separation payment and mutual releases are subject to the separation agreement becoming effective and irrevocable following the expiration of the applicable seven-day revocation period without exercise of the revocation right. The separation agreement contains no admission of liability or wrongdoing by any party.

The Board has commenced a search for a permanent Chief Executive Officer and will focus on candidates with a proven track record of leadership, operational execution and capital formation in AI infrastructure, data centers and related technology sectors.

In the interim, the Company’s existing management team will continue to oversee day-to-day operations under the supervision of the Board while the Board evaluates the Company’s leadership arrangements.

About Argo

Argo Blockchain plc (NASDAQ: ARBK) is a blockchain technology company focused on large-scale cryptocurrency mining and related digital infrastructure, with operations in North America predominantly powered by renewable energy. The Company is actively evaluating opportunities in high-performance computing and artificial-intelligence data center infrastructure. For more information, visit www.argoblockchain.com.

Contacts:

Argo Blockchain plc

ir@argoblockchain.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026		ARGO BLOCKCHAIN PLC

	By:	/s/ Maria Perrella
	Name:	Maria Perrella
	Title:	Chair